                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                                POPMAIL.COM, INC.
                          (FORMERLY CAFE ODYSSEY, INC.)
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   127917-10-2
                                 (CUSIP NUMBER)

                                James L. Anderson
                              1333 Corporate Drive
                                    Suite 350
                               Irving, Texas 75038
                                 (972) 550-5500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.127917-10-2              SCHEDULE 13D

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            THE MARCOS A. AND SONYA NANCE RODRIGUEZ CHILDREN'S TRUST NO. 2

--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                               (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization      THE MARCOS A. AND SONYA NANCE
                                                RODRIGUEZ CHILDREN'S TRUST NO. 2
                                                IS A TRUST FORMED UNDER THE LAWS
                                                OF THE STATE OF TEXAS

--------------------------------------------------------------------------------

                       (7)      Sole Voting Power                  10,867,684(1)
      Number of        ---------------------------------------------------------
      Shares Bene-
      ficially         (8)      Shared Voting Power                            0
      Owned by         ---------------------------------------------------------
      Each
      Reporting        (9)      Sole Dispositive Power              8,461,236(2)
      Person With      ---------------------------------------------------------

                       (10)     Shared Dispositive Power                       0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person 10,867,684(1)

--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                53.7%(3)

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             OO

--------------------------------------------------------------------------------


         (1) Includes (i) 6,186,788 shares of Common Stock issuable upon conversion by the reporting person of 1,450 shares of the Issuer's Series B Convertible Preferred Stock ("Series B Preferred") owned of record by the reporting person and convertible into shares of Common Stock at a conversion ratio of 4,266.75:1; (ii) 2,274,898 shares of Common Stock issuable upon exercise of options and warrants owned of record by the reporting person and exercisable currently or within 60 days from the date of this statement; and
(iii) an aggregate of 2,406,448 shares of Common Stock issuable upon conversion by certain former stockholders of popmail.com, inc. ("Old Popmail") of 564 shares of Series B Preferred owned of record by such former stockholders (including James L. Anderson, the sole trustee of the reporting person) with respect to which such shares the reporting person holds irrevocable voting proxies.

         (2) Includes (i) 6,186,788 shares of Common Stock issuable upon conversion by the reporting person of 1,450 shares of Series B Preferred owned of record by the reporting person and convertible into shares of Common Stock;

and (ii) 2,274,898 shares of Common Stock issuable upon exercise of options and warrants owned of record by the reporting person and exercisable currently or within 60 days from the date of this statement.

         (3) Based on 9,353,190 shares of Common Stock issued and outstanding as of September 1, 1999 as reported by the Issuer's transfer agent and assuming full conversion of all shares of Series B Preferred held of record by the reporting person or with respect to which the reporting person holds a voting proxy and full exercise of all options and warrants to purchase shares of Common Stock owned of record by the reporting person, resulting in 20,220,874 total shares of Common Stock outstanding on a pro forma basis.

CUSIP NO.127917-10-2              SCHEDULE 13D

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            JAMES L. ANDERSON

--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                               (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization      United States of America

--------------------------------------------------------------------------------

                       (7)      Sole Voting Power                  13,418,581(1)
      Number of        ---------------------------------------------------------
      Shares Bene-
      ficially         (8)      Shared Voting Power                            0
      Owned by         ---------------------------------------------------------
      Each
      Reporting        (9)      Sole Dispositive Power              9,102,604(2)
      Person With      ---------------------------------------------------------

                       (10)     Shared Dispositive Power                       0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person 13,418,581(1)

--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                58.9%(3)

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             IN

--------------------------------------------------------------------------------

         (1) Includes (i) 6,186,788 shares of Common Stock issuable upon conversion by The Marcos A. and Sonya Nance Rodriguez Children's Trust No. 2 (the "Children's Trust"), a trust for which the reporting person serves as sole trustee, of 1,450 shares of the Issuer's Series B Convertible Preferred Stock ("Series B Preferred") owned of record by the Children's Trust; (ii) 2,274,898 shares of Common Stock issuable upon exercise of options and warrants owned of record by the Children's Trust and exercisable currently or within 60 days from the date of this statement; (iii) an aggregate of 2,406,448 shares of Common Stock issuable upon conversion by certain former stockholders of popmail.com, inc. ("Old Popmail") of 564 shares of Series B Preferred owned of record by such former stockholders (including 426,675 shares of Common Stock attributable to shares of Series B Preferred owned of record by the reporting person) with respect to which such shares the Children's Trust holds irrevocable voting proxies; (iii) 42,668 shares of Common Stock issuable upon conversion by The Sonya Nance Trust, a trust for which the reporting person serves as sole trustee, of 10 shares of Series B Preferred owned of record by The Sonya Nance Trust; (iv) 15,891 shares of Common Stock issuable upon exercise of options and warrants owned of record by The Sonya Nance Trust and exercisable currently or within 60 days from the date of this statement; (v) 155,684 shares of Common Stock issuable upon exercise of options and warrants owned of record by the reporting person and exercisable currently or within 60 days from the date of this statement; and (vi) an aggregate of 2,336,204 shares of Common Stock owned of record by Steven D. King, Ronald D. Fuller and Jerry Ruyun, respectively, with respect to which the reporting person holds an irrevocable voting proxy, including 1,054,909 shares of Common Stock issuable upon exercise of options and warrants held by Steven D. King, Ronald D. Fuller and Jerry Ruyun and exercisable currently or within 60 days from the date of this statement.

         (2) Includes (i) 6,186,788 shares of Common Stock issuable upon conversion by the Children's Trust, a trust for which the reporting person serves as sole trustee, of 1,450 shares of the Series B Preferred owned of record by the Children's Trust; (ii) 2,274,898 shares of Common Stock issuable upon exercise of options and warrants owned of record by the Children's Trust and exercisable currently or within 60 days from the date of this statement;
(iii) 42,668 shares of Common Stock issuable upon conversion by The Sonya Nance Trust, a trust for which the reporting person serves as sole trustee, of 10 shares of Series B Preferred owned of record by The Sonya Nance Trust; (iv) 15,891 shares of Common Stock issuable upon exercise of options and warrants owned of record by The Sonya Nance Trust and exercisable currently or within 60 days from the date of this statement; (v) 426,675 shares of Common Stock issuable upon conversion by the reporting person of 100 shares of the Series B Preferred owned of record by the reporting person, and (vi) 155,684 shares of Common Stock issuable upon exercise of options and warrants owned of record by the reporting person and exercisable currently or within 60 days from the date of this statement.

         (3) Based on 9,353,190 shares of Common Stock issued and outstanding as of September 1, 1999 as reported by the Issuer's transfer agent and assuming full conversion of all shares of Series B Preferred held of record by the Children's Trust, The Sonya Nance Trust and the reporting person or with respect to which the reporting person or the Children's Trust holds a voting proxy and full exercise of all options and warrants to purchase shares of Common Stock owned of record by the Children's Trust, The Sonya Nance Trust reporting person, resulting in 22,771,771 total shares of Common Stock outstanding on a pro forma basis.

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of PopMail.com, inc. (formerly Cafe Odyssey, Inc.), a Minnesota corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4801 West 81st Street, Suite 112, Bloomington, Minnesota 55437.

ITEM 2.     IDENTITY AND BACKGROUND.

      This statement is filed jointly on behalf of The Marcos A. and Sonya Nance Rodriguez Children's Trust No. 2 and James L. Anderson. Each of the reporting persons expressly disclaims the existence of any "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between himself or itself, respectively, and any other person, with respect to the Common Stock.

      THE MARCOS A. AND SONYA NANCE RODRIGUEZ CHILDREN'S TRUST NO. 2

      (a-c)

      The Marcos A. and Sonya Nance Rodriguez Children's Trust No. 2 (the "Children's Trust"), is a trust organized and existing under the laws of the State of Texas. The principal purpose of the Children's Trust is to hold assets and make investments for the benefit of the children of Marcos A. and Sonya Nance Rodriguez. James L. Anderson is the sole trustee of the Children's Trust. The Children's Trust has no business office. The principal business office of the trustee of the Children's Trust is 1333 Corporate Drive, Suite 350, Irving, Texas 75038.

      (d) Not applicable.

      (e) Not applicable.

      JAMES L. ANDERSON

      (a-c)

      The principal business office of James L. Anderson is 1333 Corporate Drive, Suite 350, Irving, Texas 75038. Mr. Anderson's principal employment is as president of Rodriguez Capital Holdings.

      (d) During the last five years, Mr. Anderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Anderson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Anderson is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Effective September 1, 1999 and pursuant to an Agreement and Plan of Merger dated June 1, 1999 (the "Merger Agreement"), popmail.com, inc., a Delaware corporation ("Old Popmail"), was merged (the "Merger") with and into Cafe Odyssey Acquisition Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Acquisition Sub"), with Acquisition Sub being the surviving corporation. As consideration for the Merger, each of the stockholders of Old Popmail, including the Children's Trust, James L. Anderson and The Sonya Nance Trust, received, in exchange for their respective shares of Old Popmail common stock, (i) shares of the Issuer's Series B Convertible Preferred Stock ("Series B Preferred") convertible into shares of Common Stock according to a conversion formula and (ii) a fraction of a warrant to purchase shares of Common Stock (the "Merger Warrant") providing, in the aggregate, the economic equivalent of all options, warrants and other securities, exchangeable for, or convertible into, Common Stock as were outstanding as of May 3, 1999 (excluding the Issuer's Redeemable Class A Warrants). Mr. Anderson serves as the sole trustee of both the Children's Trust and The Sonya Nance Trust.

      As an additional condition to Old Popmail's entry into the merger, each of Steven D. King, Ronald D. Fuller and Jerry Ruyun was required to and did deliver an irrevocable voting proxy with respect to their respective shares of Common Stock in favor of James L. Anderson. No consideration, other than the merger consideration delivered to Old Popmail stockholders generally, was paid for delivery of such proxies.

      As a result of and as consideration for the Merger, the Children's Trust, James L. Anderson and The Sonya Nance Trust each received shares of Series B Preferred and a pro rata fraction of the Merger Warrant. No other funds or other consideration were paid by the Children's Trust, James L. Anderson or The Sonya Nance Trust to acquire the Issuer's securities.

ITEM 4.     PURPOSE OF TRANSACTION.

      The Children's Trust and James L. Anderson acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions and other factors that each may deem significant to investment decisions, the Children's Trust (through the action of its trustee) may directly and Mr. Anderson may, on his own behalf or as trustee on behalf of the Children's Trust or The Sonya Nance Trust, purchase additional shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that either of them may hereafter acquire (subject to those certain restrictions on sale imposed by the lock-up agreements described in Item 6 below.)

      The reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of
Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)

      The Children's Trust. As of September 7, 1999, the Children's Trust was the beneficial owner of 10,867,684 shares of Common Stock, including, pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act: (i) 6,186,788 shares of Common Stock issuable upon conversion by the Children's Trust of 1,450 shares of the Series B Preferred owned of record by the Children's Trust; (ii) 2,274,898 shares of Common Stock issuable upon exercise of options and warrants owned of record by the Children's Trust and exercisable currently or within 60 days from the date of this statement; and (iii) an aggregate of 2,406,448 shares of Common Stock issuable upon conversion by certain former stockholders of Old Popmail of 564 shares of Series B Preferred owned of record by such former stockholders (including James L. Anderson, the sole trustee of the Children's Trust) with respect to which such shares the Children's Trust holds irrevocable voting proxies.

      The Children's Trust is the beneficial owner of approximately 53.7% of the outstanding shares of Common Stock based on 9,353,190 shares of Common Stock issued and outstanding as of September 1, 1999 as reported by the Issuer's transfer agent and assuming full conversion of all shares of Series B Preferred held of record by the Children's Trust or with respect to which the Children's Trust holds a voting proxy and full exercise of all options and warrants to purchase shares of Common Stock owned of record by the Children's Trust, resulting in 22,771,771 total shares of Common Stock outstanding on a pro forma basis.

      James L. Anderson. As of September 7, 1999, James L. Anderson was the beneficial owner of 13,418,581 shares of Common Stock, including: (i) 6,186,788 shares of Common Stock issuable upon conversion by the Children's Trust, a trust for which the reporting person serves as sole trustee, of 1,450 shares of Series B Preferred owned of record by the Children's Trust; (ii) 2,274,898 shares of Common Stock issuable upon exercise of options and warrants owned of record by the Children's Trust and exercisable currently or within 60 days from the date of this statement; (iii) an aggregate of 2,406,448 shares of Common Stock issuable upon conversion by certain former stockholders of Old Popmail of 564 shares of Series B Preferred owned of record by such former stockholders (including 426,675 shares of Common Stock attributable to shares of Series B Preferred owned of record by Mr. Anderson) with respect to which such shares the Children's Trust holds irrevocable voting proxies; (iii) 42,668 shares of Common Stock issuable upon conversion by The Sonya Nance Trust, a trust for which the reporting person serves as sole trustee, of 10 shares of Series B Preferred owned of record by The Sonya Nance Trust; (iv) 15,891 shares of Common Stock issuable upon exercise of options and warrants owned of record by The Sonya Nance Trust and exercisable currently or within 60 days from the date of this statement; (v) 155,684 shares of Common Stock issuable upon exercise of options and warrants owned of record by Mr. Anderson and exercisable currently or within 60 days from the date of this statement; and (vi) an aggregate of 2,336,204 shares of Common Stock owned of record by Steven D. King, Ronald D. Fuller and Jerry Ruyun, respectively, with respect to which Mr. Anderson holds an irrevocable voting proxy, including 1,054,909 shares of Common Stock issuable upon exercise of options and warrants held by Steven D. King, Ronald D. Fuller and Jerry Ruyun and exercisable currently or within 60 days from the date of this statement.

      Jim Anderson is the beneficial owner of approximately 58.9% of the outstanding shares of Common Stock based on 9,353,190 shares of Common Stock issued and outstanding as of September 1, 1999 as reported by the Issuer's transfer agent and assuming full conversion of all shares of Series B Preferred held of record by the Children's Trust, The Sonya Nance Trust and James L. Anderson or with respect to which Mr. Anderson or the Children's Trust holds a voting proxy and full exercise of all options and warrants to purchase shares of Common Stock owned of record by the Children's Trust, The Sonya Nance Trust or Mr. Anderson, resulting in 22,771,771 total shares of Common Stock outstanding on a pro forma basis.

      (b)

      The Children's Trust. The Children's Trust, through its sole trustee, has the sole power to vote or direct the vote of all 10,867,684 shares of Common Stock as to which it has beneficial ownership. The Children's Trust, through its sole trustee, has the sole power to dispose or direct the disposition of 8,461,236 shares of Common Stock as to which it has beneficial ownership.

      James L. Anderson. Mr. Anderson has the sole power to vote or direct the vote of all 13,418,581 shares of Common Stock as to which he has beneficial ownership. Mr. Anderson has sole power to dispose of or to direct the disposition of 9,102,604 shares of Common Stock, including, acting as trustee, the power to direct the disposition of 8,520,245 shares of Common Stock owned of record by the Children's Trust and The Sonya Nance Trust and the power to dispose of 426,675 shares of Common Stock issuable upon conversion by Mr. Anderson of the 100 shares of the Series B Preferred owned of record by him and 155,684 shares of Common Stock issuable upon exercise of options and warrants owned of record by him and exercisable currently or within 60 days from the date of this statement.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

      (d) No person other than the holders of record of the Issuer's securities described above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as set forth in Items 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by The Children's Trust and James L. Anderson.

      As a condition to the Merger, each of the stockholders of Old Popmail immediately prior to the time of the Merger, including the Children's Trust, James L. Anderson and The Sonya Nance Trust, entered into a lock-up agreement generally preventing it, him or her from selling more than 25% of the aggregate number of shares of Common Stock or securities convertible into or exercisable for Common Stock received as consideration for the Merger for a period of one year following the effective date of the Merger (September 1, 2000), and provided further that any shares of Common Stock or securities convertible into or exercisable for Common Stock sold during such one-year period must be shares obtained by the selling stockholder by exercise of options or warrants issued by Issuer.

      As a condition to the Merger, as described above, each of Steven D.
King, Ronald D. Fuller and Jerry Ruyun delivered an irrevocable proxy in favor of James L. Anderson, terminating five (5) years following the effective date of the Merger (September 1, 2004). Pursuant to such proxies, Mr. Anderson or his assignee has full authority to act for each such individual with respect to any meeting or other action or shareholders.

      The Merger Agreement requires the Issuer, as soon as practicable after the effective time of the Merger and at the Issuer's expense, to file a registration statement on Form S-3 to register the resale of the shares of Common Stock issuable upon conversion of the Series B Preferred under the Securities Act of 1933 and the blue sky laws of certain states. The Issuer is required to keep such registration statement effective until the earlier to occur of (i) the date all such shares of Common Stock are sold or (ii) the date all such shares of Common Stock may be sold under Rule 144 under the Securities Act.

      As a condition to the Merger, James L. Anderson entered into a consulting agreement with the Issuer pursuant to which the Issuer agreed, throughout the term of such agreement, to use its best efforts to nominate and recommend to its shareholders that Mr. Anderson be elected to serve as a member of the Issuer's board of directors. In addition, the Issuer agreed that for so long as Mr. Anderson is a member of the Issuer's board of directors, the Issuer will cause Mr. Anderson to be elected as Issuer's chairman of the board. The consulting agreement is for a five-year initial term, subject to automatic successive one-year renewal terms unless terminated by the Issuer's board of directors. The consulting agreement is terminable prior to expiration of its initial term or any renewal term only in certain limited circumstances including termination by Mr. Anderson upon written notice to the Issuer, termination by the Issuer for cause and in the event of Mr. Anderson's disability. The consulting agreement imposes certain confidentiality and non-competition restrictions upon Mr. Anderson during the of his employment by the Issuer and for a periods of two years thereafter, with respect to confidentiality, and one year thereafter, with respect to non-competition.

        In connection with the Merger, certain former stockholders of popmail, including James Anderson, Paul Martin, Travis Reese, Toni Bryan, Bruce Campbell, Jeff Crabtree, Keleigh Ahmann, Randy Isbell and James Gammon, delivered irrevocable voting proxies in favor of the Children's Trust, acting through its trustee, with respect to their respective shares of Series B Preferred and any shares of Common Stock into which such shares of Series B Preferred may be converted. Each such proxy will remain in effect until the earlier of (a) the third anniversary of the effective date of the Merger (September 1, 2002) or (b) the date in which such shares are sold to a third party.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1  -    Joint Filing Agreement dated September 10, 1999 between The
                  Marcos A. and Sonya Nance Rodriguez Children's Trust No. 2 and
                  James L. Anderson.

Exhibit 7.2 -     Agreement and Plan of Merger dated June 1, 1999 between
                  Cafe Odyssey, Inc., Stephen D. King, popmail.com, inc., all the holders of common stock of popmail.com, inc. and Cafe
                  Odyssey Acquisition Subsidiary, Inc.

Exhibit 7.3  -    Form of Irrevocable Proxy dated September 1, 1999, as
                  delivered by each of Steven D. King, Ronald D. Fuller and
                  Jerry Ruyun.

Exhibit 7.4  -    Agreement dated September 1, 1999 by and between Cafe Odyssey,
                  Inc. and James L. Anderson regarding consulting services.

Exhibit 7.5  -    Form of Irrevocable Proxy dated September 1, 1999, as
                  delivered by each of James L Anderson, Paul Martin, Travis
                  Reese, Toni Bryan, Bruce Campbell, Jeff Crabtree, Keleigh
                  Ahmann, Randy Isbell and James Gammon.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 10, 1999                 THE MARCOS A. AND SONYA NANCE
                                         RODRIGUEZ CHILDREN'S TRUST NO. 2



                                         By:   /s/ James L. Anderson
                                            ------------------------------------
                                         James L. Anderson
                                         Trustee



Date: September 10, 1999

                                         /s/ James L. Anderson
                                         ---------------------------------------
                                         JAMES L. ANDERSON

                               INDEX TO EXHIBITS

       Exhibit
       Number                        Description
       ------                        -----------
        7.1  -    Joint Filing Agreement dated September 10, 1999 between The
                  Marcos A. and Sonya Nance Rodriguez Children's Trust No. 2 and
                  James L. Anderson.

        7.2 -     Agreement and Plan of Merger dated June 1, 1999 between
                  Cafe Odyssey, Inc., Stephen D. King, popmail.com, inc., all the holders of common stock of popmail.com, inc. and Cafe
                  Odyssey Acquisition Subsidiary, Inc.

        7.3  -    Form of Irrevocable Proxy dated September 1, 1999, as
                  delivered by each of Steven D. King, Ronald D. Fuller and
                  Jerry Ruyun.

        7.4  -    Agreement dated September 1, 1999 by and between Cafe Odyssey,
                  Inc. and James L. Anderson regarding consulting services.

        7.5  -    Form of Irrevocable Proxy dated September 1, 1999, as
                  delivered by each of James L Anderson, Paul Martin, Travis
                  Reese, Toni Bryan, Bruce Campbell, Jeff Crabtree, Keleigh
                  Ahmann, Randy Isbell and James Gammon.